Exhibit 99.1

FOR IMMEDIATE RELEASE

Wipro announces results for the Quarter ended June 30, 2025

Large deal booking at $2.7Bn, grows 131% YoY, overall deal bookings at $5.0Bn

Net income grows 10.9% YoY; Revenue decreases 2.3% YoY in CC terms

Q1’26 operating margin at 17.3%, expands 0.8% YoY; EPS grows 10.8% YoY

Operating cash flows at 123.2% of net income

EAST BRUNSWICK, N.J. | BANGALORE, India – July 17, 2025: Wipro Limited (NYSE: WIT, BSE: 507685, NSE: WIPRO), a leading technology services and consulting company, announced financial results under International Financial Reporting Standards (IFRS) for the quarter ended June 30, 2025.

Highlights of the Results

Results for the Quarter ended June 30, 2025:

1.	Gross revenue at ₹ 221.3 billion ($2,581.6 million1), decrease of 1.6% QoQ and increase of 0.8% YoY.

2.	IT services segment revenue was at $2,587.4 million, decrease of 0.3% QoQ and 1.5% YoY.

3.	Non-GAAP[2] constant currency IT Services segment revenue decreased 2.0% QoQ and 2.3% YoY.

4.	Total bookings[3] was at $4,971 million, up by 24.1% QoQ and 50.7% YoY in constant currency[2]. Large deal bookings[4] was at $2,666 million, an increase of 49.7% QoQ and 130.8% YoY in constant currency[2].

5.	IT services operating margin[5] for Q1’26 was at 17.3%, contraction of 0.2% QoQ and expansion of 0.8% YoY.

6.	Net income for the quarter was at ₹ 33.3 billion ($388.4 million1), decrease of 6.7% QoQ and increase of 10.9% YoY.

7.	Earnings per share for the quarter at ₹ 3.2 ($0.041), decrease of 6.7% QoQ and increase of 10.8% YoY.

8.	Operating cash flows of ₹ 41.1 billion ($479.6 million1), increase of 9.8% QoQ and 2.9% YoY and at 123.2% of Net Income for the quarter.

9.	Declared interim dividend of ₹ 5 ($0.061) per equity share/ADS.

10.	Voluntary attrition was at 15.1% on a trailing 12-month basis.

Outlook for the Quarter ending September 30, 2025

We expect revenue from our IT Services business segment to be in the range of $2,560 million to $2,612 million*. This translates to sequential guidance of (-)1.0% to 1.0% in constant currency terms.

*	Outlook for the Quarter ending Sept 30, 2025, is based on the following exchange rates: GBP/USD at 1.34, Euro/USD at 1.13, AUD/USD at 0.64, USD/INR at 85.88 and CAD/USD at 0.72

Performance for the Quarter ended June 30, 2025

Srini Pallia, CEO and Managing Director, said “In a quarter shaped by macroeconomic uncertainty, clients prioritised efficiency and cost optimization. We partnered closely with them to address these needs, resulting in 16 large deals, including two mega deals. Building on the momentum from last quarter and supported by a strong pipeline, we are well positioned for the second half. AI is no longer experimental - it’s central to our clients’ strategies, and we are delivering real impact at scale.”

Aparna Iyer, Chief Financial Officer, said “We expanded our operating margins by 80 basis points on YoY basis. Our cash flow conversion remained strong with operating cash flows being at 123% of our net income. The board also declared an interim dividend of INR 5 per share. With this, the total cash returned to shareholders over the last 6 months is more than $1.3 Bn.”

1.

For the convenience of the readers, the amounts in Indian Rupees in this release have been translated into United States Dollars at the certified foreign exchange rate of US$1 = ₹ 85.74, as published by the Federal Reserve Board of Governors on June 30, 2025. However, the realized exchange rate in our IT Services business segment for the quarter ended June 30, 2025, was US$1= ₹ 85.34

2.	Constant currency for a period is the product of volumes in that period times the average actual exchange rate of the corresponding comparative period.
3.

Total Bookings refers to the total contract value of all orders that were booked during the period including new orders, renewals, and increases to existing contracts. Bookings do not reflect subsequent terminations or reductions related to bookings originally recorded in prior fiscal periods. Bookings are recorded using then-existing foreign currency exchange rates and are not subsequently adjusted for foreign currency exchange rate fluctuations. The revenues from these contracts accrue over the tenure of the contract. For constant currency growth rates, refer note 2.

4.	Large deal bookings consist of deals greater than or equal to $30 million in total contract value.
5.	IT Services Operating Margin refers to Segment Results Total as reflected in IFRS financials.

Highlights of Strategic Deal Wins

In Q1’26, Wipro continued to win large and strategic deals across industries. Key highlights include:

1.

A leading global technology company has chosen Wipro as its exclusive strategic partner to transform and scale its engineering and application support operations. This milestone engagement is a direct reflection of the client’s vision to simplify operations, accelerate innovation, and build a future-ready engineering ecosystem. By consolidating a fragmented vendor base and establishing a high-impact Centre of Excellence in India, Wipro is enabling the client to double engineering capacity, enhance application reliability, and reduce support overhead—while significantly improving business partner experience. Our co-development of Agentic AI solution with the client in the enterprise application space marks a pivotal moment in our journey to embed intelligent, autonomous capabilities into complex enterprise systems while laying the foundation for enterprise-grade AI adoption. This win is testament to Wipro’s deep technical expertise, innovation-led delivery, and strategic investments that position us as a true engineering partner.

2.

A US-based global technology company has awarded Wipro a strategic contract to enable innovation at scale for its proprietary operating system. Wipro will accelerate the release of new OS versions by streamlining test engineering, ensuring its compatibility across applications and devices. By integrating AI-powered tools into the application development workflow, Wipro will automate test creation, speed up adaptation of apps to new OS environments, and intelligently assess their quality and reliability. These enhancements will reduce development cycle time and total cost of ownership, while improving customer experience and product stability. This engagement strengthens a partnership spanning more than two decades, built on deep domain expertise and consistent delivery excellence.

3.

A US-based specialty fashion retailer has chosen Wipro to modernize its business and IT operations, and transform its consumer interface across contact centers, e-commerce, and marketing functions. As the Enterprise partner on AI, Wipro will create a dedicated AI innovation hub for the client, which will encompass process, applications, and Infrastructure. Leveraging AI agents, Wipro will help the client deliver personalized experiences and product recommendations. Further, Wipro will create an AI-powered solution to accelerate the software development cycle, delivering a seamless, transparent, and more unified service experience for customers and employees across digital channels. Ultimately, this strategic transformation will lay the foundation for a more agile, AI-infused enterprise, helping the client scale, innovate, and prepare for future growth.

4.

A leading US-based hospitality company has selected Wipro to enhance performance across their customer life cycle including growth and reservations, customer service, and payments. Following successful pilots, Wipro was selected to help the client optimize its operations and scale strategic capabilities, which is part of their business transformation roadmap. This engagement will enable the client to improve conversion, increase booking velocity, and ensure best in class customer satisfaction.

5.

A leading apparel company has selected Wipro to transform its IT infrastructure and Cybersecurity operations with an AI-first approach. As part of this first-of-its-kind engagement for the client, Wipro will deploy its proprietary AI platform to streamline operations, improve regulatory compliance, and enhance the overall experience for the clients’ end-consumers, suppliers, and employees, while delivering significant cost reductions in IT operations. Wipro will also strengthen the security posture by enabling AI-powered predictive and preventive operations and automation of security workflows to improve incident resolution times. Through a unified, AI-led managed services model, Wipro will help the client improve regulatory compliance and minimize business disruption through greater operational stability.

6.

A leading US-based healthcare payer has selected Wipro to manage its expanding operational demands and transform its member experience. Wipro will re-imagine the client’s prior authorization workflows and clinical case determinations to improve service delivery and member experience. Wipro will drive measurable impact through reduced turnaround times, enhanced service levels, and stronger Net Promoter Scores for the client.

7.

Wipro has been selected by a US-based digital health technology firm to transform its global customer care and sales operations. Leveraging AI and automation through a cloud-based platform, Wipro will enable the client’s medical offices and pharmacy operations with advanced self-service capabilities such as conversational AI and intelligent query routing. Additionally, GenAI-powered knowledge presentation and context-aware guidance will be deployed to assist agents and enhance overall service delivery. This engagement will help the client boost product sales and improve post-sales service for patients, all while reducing operational costs. Wipro will establish a global operations delivery model spanning 17 countries and supporting 10 languages, driving increased market share and improved customer experience for patients.

8.

A US-based global payment company has engaged Wipro in a strategic partnership to enhance the resilience and reliability of its business-critical applications. As the client consolidates its technology operations under a more focused partner model, Wipro will deploy AI-powered Application Management Solutions to reinvent operations and unify visibility across 120+ application groups. The Wipro team will help the client optimise business processes for change management, improve observability and deliver cost efficiency. This engagement will lead to greater operational stability, support continuous innovation, and improve end-customer experience.

9.

One of Europe’s largest semiconductor manufacturers has selected Wipro to develop and maintain software products for its automotive division. The engagement will span the full lifecycle of silicon engineering, helping the client accelerate silicon software development, improve reliability, and bring innovations to market faster. Wipro is also integrating AI into the software development process to boost efficiency and enable smarter engineering decisions. This win reinforces Wipro’s position as a trusted engineering partner in the global semiconductor industry.

10.

A leading Europe-based medical devices company has selected Wipro to transform its global quality and regulatory operations. Wipro will consolidate and streamline the client’s processes through a global delivery model, using AI-powered solutions to prioritize and allocate customer complaints, identify complaint codes, and enhance regulatory reporting. This intelligent automation system is expected to significantly improve complaint management, strengthen compliance, and drive operational efficiency across the client’s product portfolio, while enabling substantial cost efficiencies, enhanced productivity, and superior service outcomes.

11.

A global leader in enterprise software has selected Wipro to support its expanding client base through intelligent audit and invoice verification services across the travel and expense management workflows. Wipro will deliver continuous, round-the-clock support through a globally distributed team, ensuring timely and precise validation of expense reports and invoice data. By applying domain expertise and rigorous quality controls, Wipro will help the client maintain high service standards while scaling delivery for a growing portfolio. The engagement focuses on improving accuracy, compliance, and operational efficiency.

12.

Wipro was selected by a global automotive company to transform and streamline its Enterprise Resource Planning and HR systems using a unified, AI-powered platform. Wipro will deploy its solutions across Finance, HR, and Procurement—enhancing operations with intelligent automation, document processing, and predictive insights. This engagement will drive productivity, optimize resource utilization, and strengthen the client’s competitive edge.

13.

A leading global bank with a strong APAC presence has selected Wipro to set up a centralized AI-powered Center of Excellence to accelerate enterprise-wide AI adoption. Wipro will deploy Agentic AI solutions to enable smarter customer interactions, automated workflows, and intelligent document handling. The deal will boost operational efficiency, decision-making speed, and overall user experience for the client.

14.

A global logistics leader has selected Wipro to transform its supply chain operations through GenAI-powered solutions. Building on the success of the previously deployed Gen AI-powered virtual assistants for Finance processes, Wipro will introduce agentic and assistive AI to optimize procurement and logistics workflows. This engagement will deliver a significant improvement in operational efficiency and measurable increase in user satisfaction—enabling smarter, faster decision-making for the client.

15.

A major UK-based utilities provider has selected Wipro to transform its legacy Geographic Information System (GIS) as part of a multi-year strategy. This Consulting-led engagement will leverage Wipro’s deep domain expertise and technical capabilities to deliver Strategic Asset Management services, shaping the client’s transformation roadmap and guiding future initiatives. The engagement is expected to drive significant improvements in operational efficiency and a better customer experience.

Analyst Recognition

1.	Wipro was ranked as a Leader in Avasant’s Applied AI Services 2024–2025 RadarView™

2.	Wipro was recognized as a Leader in Avasant’s Cybersecurity Services 2025 RadarView™

3.	Wipro was recognized as a Leader in Everest Group’s Pharmacovigilance (PV) Operations PEAK Matrix® Assessment 2025

4.	Wipro was positioned as a Leader in ISG Provider Lens™ - Digital Engineering Services 2025 - US & Europe (all quadrants)

5.	Wipro was positioned as a Leader in Avasant’s Banking Digital Services 2025 RadarView™

6.	Wipro was positioned as a Leader in ISG Provider Lens™ - ServiceNow Ecosystem Partners 2025 - US & Europe (all quadrants)

7.	Wipro was positioned as a Horizon 3 – Market Leader in the HFS Horizons: Energy and Utilities Service Providers, 2025

8.	Wipro was positioned as a Leader in Everest Group’s Talent Readiness for Next-generation Application Services PEAK Matrix® Assessment 2025

9.	Wipro was rated as a Horizon 3 – Market Leader in the HFS Horizons: Intelligent Retail and CPG Ecosystems, 2025

10.	Wipro was positioned as a Leader in the 2025 Gartner® Magic Quadrant™ for Finance and Accounting Business Process Outsourcing

11.	Wipro was positioned as a Leader in ISG Provider Lens™ - SAP Ecosystem 2025 - US & UK (all quadrants)

12.	Wipro was rated as a Leader in Avasant’s Supply Chain Operations Services Business Process Transformation 2025 RadarView™

Source & Disclaimer: *Gartner, “Magic Quadrant for Finance and Accounting Business Process Outsourcing”, Jan Ambergen, et al, 14 April 2025.

GARTNER is a registered trademark and service mark of Gartner, Inc. and/or its affiliates in the U.S. and internationally, and MAGIC QUADRANT is a registered trademark of Gartner, Inc. and/or its affiliates and are used herein with permission. All rights reserved.

Gartner does not endorse any vendor, product, or service depicted in its research publications, and does not advise technology users to select only those vendors with the highest ratings or other designation. Gartner’s research publications consist of the opinions of Gartner’s research organization and should not be construed as statements of fact. Gartner disclaims all warranties, expressed or implied, with respect to this research, including any warranties of merchantability or fitness for a particular purpose.

The Gartner content described herein (the “Gartner Content”) represents research opinion or viewpoints published, as part of a syndicated subscription service, by Gartner, Inc. (“Gartner”), and is not a representation of fact. Gartner Content speaks as of its original publication date (and not as of the date of this press release, and the opinions expressed in the Gartner Content are subject to change without notice.

IT Products

1.	IT Products segment revenue for the quarter was ₹ 0.7 billion ($8.5 million1)

2.	IT Products segment results for the quarter were ₹ 0.02 billion ($0.2 million1)

Please refer to the table on page 13 for reconciliation between IFRS IT Services Revenue and IT Services Revenue on a non-GAAP constant currency basis.

About Key Metrics and Non-GAAP Financial Measures

This press release contains key metrics and non-GAAP financial measures within the meaning of Regulation G and Item 10(e) of Regulation S-K. Such non-GAAP financial measures are measures of our historical or future performance, financial position or cash flows that are adjusted to exclude or include amounts that are excluded or included, as the case may be, from the most directly comparable financial measure calculated and presented in accordance with IFRS.

The table on page 13 provides IT Services Revenue on a constant currency basis, which is a non-GAAP financial measure that is calculated by translating IT Services Revenue from the current reporting period into U.S. dollars based on the currency conversion rate in effect for the prior reporting period. We refer to growth rates in constant currency so that business results may be viewed without the impact of fluctuations in foreign currency exchange rates, thereby facilitating period-to-period comparisons of our business performance. Further, in the normal course of business, we may divest a portion of our business which may not be strategic. We refer to the growth rates in both reported and constant currency adjusting for such divestments in order to represent the comparable growth rates.

Our key metrics and non-GAAP financial measures are not based on any comprehensive set of accounting rules or principles and should not be considered a substitute for, or superior to, the most directly comparable financial measure calculated in accordance with IFRS and may be different from non-GAAP measures used by other companies. Our key metrics and non-GAAP financial measures are not comparable to, nor should be substituted for, an analysis of our revenue over time and involve estimates and judgments. In addition to our non-GAAP measures, the financial statements prepared in accordance with IFRS and the reconciliation of these non-GAAP financial measures with the most directly comparable IFRS financial measure should be carefully evaluated.

Results for the Quarter ended June 30, 2025, prepared under IFRS, along with individual business segment reports, are available in the Investors section of our website www.wipro.com/investors/

Quarterly Conference Call

We will hold an earnings conference call today at 07:00 p.m. Indian Standard Time (8:30 a.m. U.S. Eastern Time) to discuss our performance for the quarter. The audio from the conference call will be available online through a webcast and can be accessed at the following link- https://links.ccwebcast.com/?EventId=WIP160425

An audio recording of the management discussions and the question-and-answer session will be available online and will be accessible in the Investor Relations section of our website at www.wipro.com

About Wipro Limited

Wipro Limited (NYSE: WIT, BSE: 507685, NSE: WIPRO) is a leading technology services and consulting company focused on building innovative solutions that address clients’ most complex digital transformation needs. Leveraging our holistic portfolio of capabilities in consulting, design, engineering, and operations, we help clients realize their boldest ambitions and build future-ready, sustainable businesses. With over 230,000 employees and business partners across 65 countries, we deliver on the promise of helping our clients, colleagues, and communities thrive in an ever-changing world. For additional information, visit us at www.wipro.com

Contact for Investor Relations		Contact for Media & Press

Dipak Kumar Bohra	Abhishek Jain	Dinesh Joshi
Phone: +91-80-6142 7201	Phone: +91-80-6142 6143	Phone: +91 92052-64001
dipak.bohra@wipro.com	abhishek.jain2@wipro.com	media-relations@wipro.com

Forward-Looking Statements

The forward-looking statements contained herein represent Wipro’s beliefs regarding future events, many of which are by their nature, inherently uncertain and outside Wipro’s control. Such statements include, but are not limited to, statements regarding Wipro’s growth prospects, its future financial operating results, the benefits its customers experience and its plans, expectations and intentions. Wipro cautions readers that the forward-looking statements contained herein are subject to risks and uncertainties that could cause actual results to differ materially from the results anticipated by such statements. Such risks and uncertainties include, but are not limited to, risks and uncertainties regarding fluctuations in our earnings, revenue and profits, our ability to generate and manage growth, complete proposed corporate actions, intense competition in IT services, our ability to maintain our cost advantage, wage increases in India, our ability to attract and retain highly skilled professionals, time and cost overruns on fixed-price, fixed-time frame contracts, client concentration, restrictions on immigration, our ability to manage our international operations, reduced demand for technology in our key focus areas, disruptions in telecommunication networks, our ability to successfully complete and integrate potential acquisitions, liability for damages on our service contracts, the success of the companies in which we make strategic investments, withdrawal of fiscal governmental incentives, political instability, war, legal restrictions on raising capital or acquiring companies outside India, unauthorized use of our intellectual property and general economic conditions affecting our business and industry.

Additional risks that could affect our future operating results are more fully described in our filings with the United States Securities and Exchange Commission, including, but not limited to, Annual Reports on Form 20-F. These filings are available at www.sec.gov. We may, from time to time, make additional written and oral forward-looking statements, including statements contained in the company’s filings with the Securities and Exchange Commission and our reports to shareholders. We do not undertake to update any forward-looking statement that may be made from time to time by us or on our behalf.

# #

(Tables to follow)

WIPRO LIMITED AND SUBSIDIARIES

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(₹ in millions, except share and per share data, unless otherwise stated)

	As at March 31, 2025	As at June 30, 2025
		Convenience translation into U.S. Dollar in millions (unaudited)
ASSETS
Goodwill	325,014	328,439	3,831
Intangible assets	27,450	25,916	302
Property, plant and equipment	80,684	79,754	930
Right-of-Use assets	25,598	27,121	317
Financial assets
Derivative assets	^	2	^
Investments	26,458	27,585	322
Trade receivables	299	300	3
Other financial assets	4,664	4,698	55
Investments accounted for using the equity method	1,327	1,382	16
Deferred tax assets	2,561	2,515	29
Non-current tax assets	7,230	6,441	75
Other non-current assets	7,460	8,113	95

Total non-current assets	508,745	512,266	5,975

Inventories	694	571	7
Financial assets
Derivative assets	1,820	912	11
Investments	411,474	405,976	4,735
Cash and cash equivalents	121,974	125,763	1,467
Trade receivables	117,745	118,143	1,378
Unbilled receivables	64,280	71,626	835
Other financial assets	8,448	19,105	223
Contract assets	15,795	16,151	188
Current tax assets	6,417	6,760	78
Other current assets	29,128	30,395	355

Total current assets	777,775	795,402	9,277

TOTAL ASSETS	1,286,520	1,307,668	15,252

EQUITY
Share capital	20,944	20,965	245
Share premium	2,628	4,825	56
Retained earnings	716,477	750,674	8,755
Share-based payment reserve	6,985	5,224	61
Special Economic Zone Re-investment reserve	27,778	26,885	314
Other components of equity	53,497	60,330	703

Equity attributable to the equity holders of the Company	828,309	868,903	10,134
Non-controlling interests	2,138	1,688	20

TOTAL EQUITY	830,447	870,591	10,154

LIABILITIES
Financial liabilities
Loans and borrowings	63,954	—	—
Lease liabilities	22,193	23,977	280
Other financial liabilities	7,793	5,134	60
Deferred tax liabilities	16,443	15,551	181
Non-current tax liabilities	42,024	41,567	485
Other non-current liabilities	17,119	18,686	218
Provisions	294	263	3

Total non-current liabilities	169,820	105,178	1,227

Financial liabilities
Loans, borrowings and bank overdrafts	97,863	126,766	1,479
Lease liabilities	8,025	7,993	93
Derivative liabilities	968	1,326	16
Trade payables and accrued expenses	88,252	86,010	1,003
Other financial liabilities	3,878	6,626	77
Contract liabilities	20,063	20,739	242
Current tax liabilities	34,481	45,113	526
Other current liabilities	31,086	35,575	415
Provisions	1,637	1,751	20

Total current liabilities	286,253	331,899	3,871

TOTAL LIABILITIES	456,073	437,077	5,098

TOTAL EQUITY AND LIABILITIES	1,286,520	1,307,668	15,252

^	Value is less than 0.5

WIPRO LIMITED AND SUBSIDIARIES

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF INCOME

(₹ in millions, except share and per share data, unless otherwise stated)

	Three months ended June 30,
	2024	2025	2025
			Convenience translation into U.S. Dollar in millions (unaudited) Refer to Note 2(iii)
Revenues	219,638	221,346	2,582
Cost of revenues	(153,306)	(157,247)	(1,834)

Gross profit	66,332	64,099	748
Selling and marketing expenses	(15,844)	(15,285)	(178)
General and administrative expenses	(14,213)	(13,272)	(155)
Foreign exchange gains/(losses), net	(206)	182	2

Results from operating activities	36,069	35,724	417
Finance expenses	(3,288)	(3,608)	(42)
Finance and other income	7,480	10,417	121
Share of net profit/ (loss) of associate and joint venture accounted for using the equity method	(45)	50	1

Profit before tax	40,216	42,583	497
Income tax expense	(9,850)	(9,218)	(108)

Profit for the period	30,366	33,365	389

Profit attributable to:
Equity holders of the Company	30,032	33,304	388
Non-controlling interests	334	61	1

Profit for the period	30,366	33,365	389

Earnings per equity share:
Attributable to equity holders of the Company
Basic	2.87	3.18	0.04
Diluted	2.87	3.17	0.04
Weighted average number of equity shares used in computing earnings per equity share
Basic	10,451,552,512	10,472,085,808	10,472,085,808
Diluted	10,473,536,226	10,492,102,015	10,492,102,015

Information on reportable segments for the three months ended June 30, 2025, March 31, 2025, June 30, 2024, and year ended March 31, 2025 are as follows:

Particulars	Three months ended			Year ended
	June 30, 2025	March 31, 2025	June 30, 2024	March 31, 2025
	Audited	Audited	Audited	Audited
Segment revenue
IT Services
Americas 1	73,097	73,721	67,700	281,824
Americas 2	67,070	68,582	67,338	271,972
Europe	56,817	58,552	60,422	240,077
APMEA	23,816	23,598	23,503	94,351

Total of IT Services	220,800	224,453	218,963	888,224
IT Products	728	813	469	2,692

Total segment revenue	221,528	225,266	219,432	890,916

Segment result
IT Services
Americas 1	14,994	16,195	13,687	58,186
Americas 2	13,385	15,513	15,533	61,326
Europe	6,026	8,140	5,873	29,434
APMEA	2,979	3,672	2,441	12,850
Unallocated	750	(4,250)	(1,477)	(10,157)

Total of IT Services	38,134	39,270	36,057	151,639
IT Products	20	28	(47)	(173)
Reconciling Items	(2,430)	(211)	59	(195)

Total segment result	35,724	39,087	36,069	151,271

Finance expenses	(3,608)	(3,767)	(3,288)	(14,770)
Finance and other income	10,417	11,819	7,480	38,202
Share of net profit/ (loss) of associate and joint venture accounted for using the equity method	50	291	(45)	254

Profit before tax	42,583	47,430	40,216	174,957

Additional Information:

The Company is organized into the following operating segments: IT Services and IT Products.

IT Services: The IT Services segment primarily consists of IT services offerings to customers organized by four Strategic Market Units (“SMUs”) - Americas 1, Americas 2, Europe and Asia Pacific Middle East and Africa (“APMEA”). Americas 1 and Americas 2 are primarily organized by industry sector, while Europe and APMEA are organized by countries.

Americas 1 includes the entire business of Latin America (“LATAM”) and the following industry sectors in the United States of America: Communications, media and information services, Software and gaming, New age technology, Consumer goods, medical devices and life sciences, Healthcare, and Technology products and services. Americas 2 includes the entire business in Canada and the following industry sectors in the United States of America: Banking and financial services, Energy, Manufacturing and resources, Capital markets and insurance, and Hi-tech.

Europe consists of the United Kingdom and Ireland, Switzerland, Germany, Western Europe.

APMEA consists of Australia and New Zealand, India, Middle East, South-East Asia, Japan and Africa.

Revenue from each customer is attributed to the respective SMUs based on the location of the customer’s primary buying center of such services. With respect to certain strategic global customers, revenue may be generated from multiple countries based on such customer’s buying centers, but the total revenue related to these strategic global customers are attributed to a single SMU based on the geographical location of key decision makers.

IT Products: The Company is a value-added reseller of security, packaged and SaaS software for leading international brands. In certain total outsourcing contracts of the IT Services segment, the Company delivers hardware, software products and other related deliverables. Revenue relating to these items is reported as revenue from the sale of IT Products.

Reconciliation of selected GAAP measures to Non-GAAP measures

1.	Reconciliation of Non-GAAP Constant Currency IT Services Revenue to IT Services Revenue as per IFRS ($Mn)

Three Months ended June 30, 2025
IT Services Revenue as per IFRS	$2,587.4
Effect of Foreign currency exchange movement	($44.1)

Non-GAAP Constant Currency IT Services Revenue based on previous quarter exchange rates	$2,543.3

Three Months ended June 30, 2025
IT Services Revenue as per IFRS	$2,587.4
Effect of Foreign currency exchange movement	($20.8)

Non-GAAP Constant Currency IT Services Revenue based on exchange rates of comparable period in previous year	$2,566.7

2.	Reconciliation of Free Cash Flow for three months ended June 30, 2025

In INR Mn
Three months ended June 30, 2025
Net Income for the period [A]	33,365
Computation of Free Cash Flow
Net cash generated from operating activities [B]	41,119
Add/ (deduct) cash inflow/ (outflow) on:
Purchase of property, plant and equipment	(2,742)
Proceeds from sale of property, plant and equipment	12
Free Cash Flow [C]	38,389
Operating Cash Flow as percentage of Net Income [B/A]	123.2%
Free Cash Flow as percentage of Net Income [C/A]	115.1%